Filed by Resaca Exploitation, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
(Commission File No.: None)

Subject Company: Cano Petroleum, Inc.
(Commission File No.: 001-32496)

On September 29, 2009, Resaca Exploitation, Inc. (“Resaca”) and Cano Petroleum, Inc. (“Cano”) entered into a definitive agreement and plan of merger, as amended on April 28, 2010.

This communication is being made in respect of the proposed business combination involving Resaca and Cano.  In connection with the proposed transaction, Resaca and Cano (a) filed documents with the SEC, including the filing by Resaca of a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus, (b) plan to publish an admission document for the purpose of admitting the issued common stock of the enlarged group to trading on the AIM market of the London Stock Exchange (the “AIM”) and (c) plan to file with the AIM and the SEC other necessary documents regarding the proposed transaction.  Investors and security holders of Resaca and Cano are urged to carefully read the Proxy Statement/Prospectus and AIM admission document (when available) and other documents filed with AIM and the SEC by Resaca and Cano because they contain important information about the proposed transaction.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC by contacting Resaca Investor Relations at (713) 753-1441 or Cano Investor Relations at (817) 698-0900.  Investors and security holders may obtain free copies of the documents filed with the SEC and published in connection with the admission to the AIM on Resaca’s website at www.resacaexploitation.com or Cano’s website at www.canopetro.com.  Information filed with the SEC will be available on the SEC’s website at www.sec.gov.  Resaca, Cano and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction.  Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Proxy Statement/Prospectus and the AIM admission document described above.  Additional information regarding the directors and executive officers of Resaca is also included in Resaca’s website.  Additional information regarding Cano is available under its periodic reports which are filed with the SEC.

The following letter was mailed by Resaca to its shareholders on June 11, 2010.

Forward Looking Statements

These statements include “forward-looking statements” as defined by the SEC.  Such statements are those concerning the companies’ merger and strategic plans, expectations and objectives for future operations.  All statements included in this presentation that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements.  This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters.  These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies.  Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas.  These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

YOUR VOTE IS IMPORTANT

PLEASE SUBMIT YOUR PROXY TODAY

June 11, 2010

Dear Fellow Shareholder:

We have previously mailed to you proxy materials in connection with the Annual Meeting of Shareholders of Resaca Exploitation, Inc. (“Resaca”) to be held on June 23, 2010.  Your vote is important, and your participation is requested at this important meeting.  Please remember that the Merger and the Share Issuances, the Reverse Stock Split and the Incentive Plan Amendment are conditioned upon each other, and the approval of each such proposal is required for completion of the merger, all as described in the proxy materials.

Resaca, Cano Petroleum, Inc. (“Cano”), and Resaca’s wholly-owned subsidiary, Resaca Acquisition Sub, Inc. (“Merger Sub”) have entered into an Agreement and Plan of Merger.  Under the merger agreement, Resaca will acquire Cano through a merger of Merger Sub with and into Cano, and following the merger, Cano will continue as a wholly-owned subsidiary of Resaca.

We advise you that Resaca filed a registration statement on Form S-1 (333-164551) with the U.S. Securities and Exchange Commission on June 8, 2010 regarding an offering of its common stock.

For the reasons set forth in the proxy statement, dated June 1, 2010, the board of directors of Resaca has unanimously approved and adopted the merger agreement and the transactions contemplated by it, declared its advisability, and unanimously recommends that Resaca shareholders vote “FOR” the approval of the Merger and Share Issuances, “FOR” the approval of the Reverse Stock Split, “FOR” the approval of the Incentive Plan Amendment, “FOR” the ratification of the Rig Acquisition, “FOR” the Merger Director Elections and the Non-Merger Director Elections, and “FOR” the approval of the adjournment proposal, if necessary (each as described in the proxy materials previously mailed to you and as set forth on the proxy card or letter of instruction enclosed).

Please sign, date and return the enclosed proxy card or letter of instruction at your earliest convenience.  If you need assistance voting your shares, please call DF King (Europe) Ltd. at  011 44 20 7920 9700.

On behalf of the Resaca board of directors, thank you for your cooperation, continued support and prompt response.

Sincerely,

J.P. Bryan
Chairman of the Board

WAY TO VOTE

Help your company avoid the expense of further solicitation by voting today.  Mark, sign, and date your proxy card or letter of instruction and return it in the postage-paid return envelope provided.

PLEASE ACT TODAY

YOUR VOTE IS IMPORTANT

Please help your company save additional solicitation costs by marking, signing, dating and returning your enclosed proxy card or letter of instruction today.  Please do so for each account you maintain.  Please refer to your proxy card or letter of instruction for instructions.  If you have any questions or need assistance voting your shares, please call DF King (Europe) Ltd., which is assisting Resaca Exploitation, Inc., at  011 44 20 7920 9700.